

Mail Stop 7010

June 4, 2007

via U.S. mail and facsimile

Howard N. Feist III, Chief Financial Officer
Congoleum Corporation
3500 Quakerbridge Road
PO Box 3127
Mercerville, NJ 08619-0127

> **RE:** **Congoleum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 1-13612**

Dear Mr. Feist:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

 Note 17 Asbestos Liabilities, page 70

We have read your disclosures concerning your asbestos liability and considered your accounting for this contingency and we have the following comments:

1. Tell us what efforts you have made to estimate the entire amount of the gross obligations you (or eventually the Trust) will incur related to asbestos liabilities. In other words, notwithstanding your accounting policy, what is the entire estimated obligation for:

   - Claims determined under the Claimant Agreement;
   - Claims by claimants whose claims were not determined under the Claimant Agreement, but were tabulated under your Fourth Plan;
   - Any changes related to the above two categories as of the most recent reporting date;
   - Any other known claims asserted since the Fourth Plan tabulation as of the most recent reporting date;
   - Estimated, but unasserted claims as of the most recent reporting date.

   With a view towards enhanced disclosures tell us whether you have estimated such amounts, and if not, please advise us as to your efforts in this regard.

2. Tell us what efforts you have made to estimate the entire gross amount of insurance recoveries you (or eventually the Trust) expect to receive from third parties. Provide us with a breakdown of the total agreed settlements up to the date of your most recent reported period. Address and quantify any and all disputed amounts. Tell us who the third party is the amount contested and the uncertainties involved in the settlements.

3. We note that you believe that the most meaningful measure of your probable loss is the amount you will have to contribute to the Plan Trust plus the cost to effect your reorganization. Please provide us with a comprehensive analysis addressing alternative methods of accounting. In particular, explain to us why, in the absence of an approved plan of reorganization, you have not recorded your best estimate of the gross liability related to asbestos obligations and the gross probable recoveries from third parties.

4. Notwithstanding the above comment, as of December 31, 2006 and March 31, 2007, tell us, based on your current accounting, your estimate of the amount you will have to contribute to the Plan Trust plus the cost to effect your reorganization. Explain to us the assumptions used to develop such amounts, and provide support.

5. Tell us why you have retained as a receivable to $21.8 million in claims processing fees, if the latest submitted plan of reorganization would not contemplate recovery of such amounts.

6. Notwithstanding your accounting for this obligation, and considering the absence of an approved plan of reorganization, tell us what consideration you have given

to appropriate disclosures related to asbestos liabilities. In particular, those required by SFAS 5 and Staff Accounting Bulletin 5:Y.

Staff Accounting Bulletin 5:Y was issued to provide our interpretation of current accounting literature and disclosure requirements and serve as guidance for public companies in their disclosures regarding contingent liabilities.

In that SAB, we clearly state that we believe that asbestos liabilities typically are of such significance that <u>detailed</u> disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being unclear and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on a registrant's financial condition, results of operations, or liquidity.

Among the disclosures called for in the SAB are as follows:

- Circumstances affecting the reliability and precision of loss estimates;

- The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;

- Whether, and to what extent, losses may be recoverable from third parties;

- Uncertainties regarding the legal sufficiency of insurance claims or solvency of insurance carriers;

- The timing of payments of accrued and unrecognized amounts;

- The material components of the accruals and significant assumptions underlying estimates;

- The total claims pending at each balance sheet date,

- The number of claims filed for each period presented;

- The number of claims dismissed;

- The number of claims settled;

- The number of claims otherwise resolved;

- The average costs per settled claim;

- The total damages alleged at each balance sheet date (Reg. S-K, Item 103);

- The aggregate settlement costs to date;

- The aggregate costs of administering and litigating the claims.

For each of the above issues, you should distinguish between those within the settlement and those outside the settlement, and those related to unasserted claims. Please provide us with your analysis of the above disclosures including any proposed changes to your current disclosures.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant